Exhibit 14.1

NTN BUZZTIME, INC.

Code of Ethics

I.  Purpose

NTN BUZZTIME, INC. and its subsidiaries (hereinafter, the “Company” or “NTN”) conduct business in accordance with uncompromising ethical standards (this “Code”). Adherence to these standards will not be compromised in favor of financial or other business objectives. High ethical standards are vital to maintain competitive advantage, the pride and confidence of our team members and to provide quality products and services to customers and clients.

The Company expects every director, officer and employee (hereinafter, each an “team member”) to adhere to high ethical standards and to promote ethical behavior. Every action should be judged by considering whether it is legal, fair to all concerned, and would withstand the scrutiny of outsiders. Team members whose behavior is found to violate ethical standards will be subject to disciplinary action including, where appropriate, termination.

The purpose of this Code is to promote:

•      Compliance with applicable government laws, rules and regulations;

•      Honest and ethical conduct, including the ethical handling of actual or potential conflicts of interest and the safeguarding of Company assets;

•      Complete, accurate and timely reporting of the Company’s financial condition and results of operations including disclosures made in documents filed with, or furnished to, the Securities and Exchange Committee and in other public communications;

•      A positive work environment that promotes work force diversity and is free of harassment; and

•      The prompt internal reporting of violations of this Code.

II. Compliance with Laws, Rules and Regulations

Every team member will obey all relevant laws, including but not limited to laws that apply to securities, taxes, gaming, alcoholic beverages, civil rights, copyright and patent protection, environmental protection, campaign finance and corrupt practices. While the Company does not expect team members to be experts in legal matters, it holds each team member responsible for being familiar with the laws governing his or her areas of responsibility. Team members should seek advice from the Legal or Human Resources Department whenever they have a question concerning the application of the law.

III. Honest and Ethical Conduct

Each team member will deal honestly and fairly with clients, customers, suppliers and financial partners. The long term success of the Company depends upon establishing mutually beneficial relationships.

Team members are expected to avoid actual or potential conflict of interest situations. Consequently, a team member having any interest, direct or indirect (other than an interest of 5% or less in a publicly-held company), in any supplier, customer or competitor of the Company, will make prompt disclosure to the Company and obtain approval from the appropriate authority to continue the relationship. Team members will not offer their skills or services to competitors, or engage in outside businesses which compete with or sell goods or services to the Company. Employing immediate family members in direct supervisory-subordinate relationships will be avoided.

The exchange of gifts with customers and suppliers is a normal and acceptable business practice. However, giving or receiving gifts of significant value could compromise the objectivity of a team member as well as create the appearance of impropriety. Accordingly, gifts given or received by a team member in excess of $50 (retail value) must be disclosed to his or her supervisor. The supervisor will determine whether the gift should be accepted, turned over to the Company, or returned. Gifts of perishable items (e.g., flowers and fruit baskets) or commemorative items (e.g., plaques and framed photographs) are not subject to this $50 limit. They should, however, have little or no intrinsic or resale value. Business entertainment should be lawful and appropriate, and within acceptable boundaries of good taste and business purpose.

Personal use of supplies, equipment or premises belonging to the Company or its clients is prohibited, unless prior permission is received from a supervisor and adequate compensation is arranged. Every team member is responsible for safeguarding Company assets under his/her control.

IV. Complete, Accurate and Timely Financial Reporting

The Company’s books and records will be kept in accordance with generally accepted accounting principles, and with established finance and accounting policies. All team members will cooperate fully with internal and outside auditors during their examinations of the Company’s books, records and operations.  The Company’s CEO, CFO and Controller are ultimately responsible for taking any and all steps necessary to ensure that all financial reports and disclosures filed with, or furnished to, the SEC are complete, accurate and timely.  All team members will take appropriate steps within their area of responsibility to ensure the same

V. Positive Work Environment

Team members will treat all others fairly, with dignity, and with respect. All team members are entitled to a work environment free of verbal, physical and sexual harassment.  The Company is committed to providing equal employment opportunity for minorities, women, veterans and disabled persons. The Company believes promotion of work force diversity is an important objective in its own right, is a source of competitive advantage, and is a requirement of Equal Employment Opportunity laws.

Separate personal political activities from the Company’s business. The Company encourages participation by team members in the political process. This includes service on governmental bodies and participation in partisan political activities. However, such activities should not be carried on in a way that interferes with the team member’s job responsibilities. Team members will not make political contributions using Company funds, or take public positions on behalf of the Company without first obtaining approval from the Company’s Chief Executive Officer.

VI. Prompt Internal Reporting of Code Violations

The integrity of the organization is diminished whenever these standards are violated.  In the event you suspect that an action or inaction is illegal or in violation of Company policy, consider the following options:

•  Discuss your concerns with your supervisor.

•  Contact the Legal Department or Human Resources.

•  Access the hotline, 1-866-233-4090, where you may anonymously report known or suspected violations of this Code.  While the Company prefers that any individual who wishes to make such a complaint to identify themselves so that matters may be more effectively and efficiently addressed you may consider this option.  In any case you will be protected from any retribution.

Prompt reporting is vital to a thorough and timely resolution of any violations.